SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2010 and as amended by Amendment No. 1 thereto filed with the SEC on September 15, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Rio Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (“Parent” or “HP”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and HP with the SEC on August 27, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 27, 2010, as amended by Amendment No. 2 thereto filed with the SEC on September 2, 2010, as amended by Amendment No. 3 thereto filed with the SEC on September 7, 2010 and as amended by Amendment No. 4 thereto filed with the SEC on September 15, 2010, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $33.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase dated September 7, 2010 (the “HP Offer to Purchase”), and the related Second Amended and Restated Letter of Transmittal dated September 7, 2010 (the “Letter of Transmittal” which, together with the HP Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “HP Offer”). The HP Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(Q) and (a)(1)(R) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Section (a) under Item 3 of the Schedule 14D-9 is hereby amended and restated as follows:

(a) Arrangements with Executive Officers and Directors of 3PAR.

Interests of Certain Persons. Certain members of management and 3PAR’s board of directors (the “board” or the “board of directors”) may be deemed to have interests in the transactions contemplated by the HP Executed Merger Agreement that are different from or in addition to the interests of 3PAR stockholders, generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, in approving the HP Executed Merger Agreement and the transactions contemplated thereby. As described below, consummation of the HP Offer will constitute a change in control of 3PAR for the purposes of determining the entitlements due to executive officers and directors of 3PAR relating to certain severance and other benefits.

Consideration Payable Pursuant to the HP Offer

Consideration for Shares. If 3PAR’s directors and executive officers were to tender any Shares they own for purchase pursuant to the HP Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of 3PAR. As of August 31, 2010, 3PAR’s directors and executive officers (and affiliates and affiliated investment entities) owned 22,283,351 Shares in the aggregate (excluding Unvested Company Options (as defined below), Vested Company Options (as defined below) and Company RSUs (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the HP Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $735,350,583 in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

        Consideration for Options: As of August 31, 2010, 3PAR’s directors and executive officers held options to purchase 4,645,076 Shares in the aggregate, of which 2,667,640 were vested and exercisable as of that date, with exercise prices ranging from $0.28 to $14.00 and an aggregate weighted average exercise price of $7.26 per Share. Pursuant to, and as further described in, the HP Executed Merger Agreement, any options to purchase shares of Common Stock that, immediately prior to the Closing Date (as defined in the HP Executed Merger Agreement), are outstanding and unvested (“Unvested Company Options”) will be assumed by HP in connection with the transactions contemplated by the HP Executed Merger Agreement, but no later than the Effective Time (each an “Assumed Option”). Each Assumed Option shall, except as otherwise agreed to by HP and the holder of the Assumed Option, be subject to the same terms and conditions as applied to the related Unvested Company Options immediately prior to the Effective Time, including the applicable vesting schedule, except that (i) the number of shares of HP common stock (“HP Common Stock”) subject to each Assumed Option will be determined by multiplying the number of shares of Common Stock subject to such Assumed Option as of immediately prior to the Effective Time by a fraction with a numerator equal to the Merger Consideration (as defined in the HP Executed Merger Agreement) of $33.00 and a denominator equal to the volume weighted average per share closing price of HP Common Stock for the 10 trading days immediately preceding (but not including) the date on which the Effective Time occurs on the New York Stock Exchange, rounded to four decimal places (such fraction the “Incentive Award Exchange Ratio”), with the resulting number rounded down to the nearest whole share, and (ii) the per share exercise price of the HP Common Stock issuable upon the exercise of each Assumed Option shall be equal to the quotient determined by dividing the exercise price per share of Common Stock as of immediately prior to the Effective Time by the Incentive Award Exchange Ratio, with the resulting price per share rounded up to the nearest whole cent.

Pursuant to the HP Executed Merger Agreement, HP will not assume any options to purchase shares of Common Stock that, immediately prior to the Closing Date, are outstanding and vested (each a “Vested Company Option” and together, the “Vested Company Options”). Immediately prior to the Effective Time, (i) each Vested Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time and (ii) in consideration of such cancellation and termination, each holder of each such Vested Company Option shall be paid by 3PAR at or promptly after the Effective Time, subject to any required tax withholding, an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock that were issuable upon exercise of such Vested Company Option immediately prior to the Effective Time, and (y) $33.00, less the per share exercise price of such Vested Company Option.

With respect to Company Options (as defined in the HP Executed Merger Agreement), a portion of which are vested and a portion of which are unvested, the vested portion of such option will be treated as a separate Vested Company Option and the unvested portion as a separate Unvested Company Option.

Consideration for Restricted Stock Units: As of August 31, 2010, 3PAR’s executive officers held outstanding Company restricted stock units (“RSUs”) covering 670,000 Shares in the aggregate (3PAR’s directors do not hold any RSUs). Pursuant to, and as further described in, the HP Executed Merger Agreement, each Company RSU that, immediately prior to the Closing Date is outstanding and unvested (each, an “Unvested Company RSU” and together, the “Unvested Company RSUs”) will be assumed by HP in connection with the transactions contemplated by this Agreement, no later than the Effective Time (the “Assumed RSUs”). The number of shares of HP Common Stock subject to each award of Assumed RSUs will be determined by multiplying the number of shares of Common Stock subject to each award of Unvested Company RSUs as of immediately prior to the Effective Time by the Incentive Award Exchange Ratio (with the resulting number rounded down to the nearest whole share). Each such award of Assumed RSUs otherwise will, except as otherwise agreed to by HP and a holder of such Assumed RSUs, be subject to the same terms and conditions as applied to the related award of Unvested Company RSUs immediately prior to the Effective Time, including the vesting schedule applicable thereto.

Acceleration of Equity: Pursuant to, and as further described in, the HP Executed Merger Agreement, effective as of immediately prior to, and contingent upon, the Appointment Time (as defined below), 3PAR will amend each outstanding Company RSU, Company Option and award of outstanding Company restricted stock (each, a “Company Restricted Stock Award” and together, the “Company Restricted Stock Awards”) to provide that, if upon or within 12 months following the Appointment Time, the employment or service of the holder of any such Company RSU, Company Option and/or Company Restricted Stock Award is terminated by 3PAR or HP (or any employing parent or subsidiary thereof) by reason of elimination of the holder’s position due to redundancy or integration of HP and 3PAR business units (but, for avoidance of doubt, excluding terminations for death, “Disability,” “Serious Misconduct,” or “Poor Performance,” (as such terms are defined in the 3PAR Disclosure Letter previously delivered to HP)), then 100% of the then unvested shares subject to such Company RSU, Company Option and/or Company Restricted Stock Award shall become immediately vested and, if applicable, exercisable. As of August 31, 2010, 3PAR’s executive officers and directors did not hold any Company Restricted Stock Awards.

In addition, for David C. Scott and Alastair Short only, all of Mr. Scott’s and Mr. Short’s unvested and assumed Company Options will be, pursuant to the HP Scott Offer Letter and the HP Short Offer Letter, respectively (each as defined below), immediately fully vested upon the Closing Date and cashed out on the same terms applicable to other Vested Company Options under the HP Executed Merger Agreement (however, such vesting will only apply to Mr. Scott’s and Mr. Short’s Assumed Options and will not apply to any Assumed RSUs); provided, however, that such vesting acceleration shall not apply to Mr. Scott’s Company Option that was granted on August 5, 2008 (as discussed in further detail below). The offer letters to Mr. Scott, Mr. Short and certain of the other executive officers contain additional post-Closing Date equity acceleration provisions, as described below.

Treatment of Director Equity Awards

3PAR’s Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) provides that Awards (as defined in the 2007 Plan) granted to an Outside Director (as defined in the 2007 Plan) will fully vest, all restrictions will lapse, and all Performance Goals (as defined in the 2007 Plan) or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met upon a Change in Control (as defined in the 2007 Plan). The initial acceptance for payment by Purchaser of the Shares (the “Appointment Time”) will constitute a Change in Control for purposes of the 2007 Plan.

3PAR has also entered into offer letters with the following directors: Mark A. Jung, dated December 11, 2006, Chris Paisley, dated July 26, 2006 and Michael Sheridan, dated September 1, 2007 (collectively, the “Director Offer Letters”). The Director Offer Letters each provide that in the event the director’s continuous status as a member of the board of directors is terminated immediately following a change of control of 3PAR, all of the shares subject to the options referenced in each Director Offer Letter will immediately vest. The Appointment Time will constitute a change of control for purposes of the Director Offer Letters.

Employment Agreements and Management Retention Agreements

3PAR has entered into employment agreements, offer letters and/or management retention agreements with the following individuals, which HP has agreed to assume, to the extent described below:

•	David C. Scott, Chief Executive Officer,

•	Adriel G. Lares, Vice President of Finance and Chief Financial Officer,

•	Jeffrey A. Price, Chief Technical Officer, System Design, Co-Founder and Director,

•	Ashok Singhal, Chief Technical Officer, System Architecture and Co-Founder,

•	Peter Slocum, Vice President of Engineering,

•	Randall J. Weigel, Vice President of Worldwide Sales,

•	Russell Walther, Vice President of Customer Services,

•	Craig S. Nunes, Vice President of Marketing,

•	Stephen F. Crimi, Vice President of Business Development and Alliances,

•	Randall T. Gast, Vice President of Corporate Operations,

•	Alastair A. Short, Vice President, General Counsel and Secretary, and

•	Jeannette Robinson, Vice President of Human Resources.

Employment Arrangements David C. Scott

HP Offer Letter

3PAR previously entered into an employment agreement with David C. Scott last amended and restated effective as of December 19, 2008 (the “Scott Agreement”) (described below). For fiscal 2011, Mr. Scott’s base salary is $415,000 and his target incentive bonus is 100% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Scott also entered into a new offer letter with HP (the “HP Scott Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Scott Offer Letter, Mr. Scott will receive an annual base salary of $415,000 and his title will be VP & GM. Mr. Scott’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Scott’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Scott will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Scott will have a FY11 target bonus opportunity of 100% of his eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Mr. Scott’s unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Scott Offer Letter all of Mr. Scott’s unvested stock options, except as described in the following sentence, will vest effective as of the Closing Date and be cashed out on the same terms applicable to other Vested Company Options (however, such vesting will only apply to Mr. Scott’s Company Options and will not apply to any of his Assumed RSUs). Mr. Scott’s unvested stock option granted on August 5, 2008 will not vest effective as of the Closing Date and be cashed out and instead will be assumed as discussed above. Mr. Scott’s assumed RSUs and his August 5, 2008 stock option grant will vest on December 15, 2011 if Mr. Scott remains employed with HP through that date, or will vest earlier upon his termination of employment by HP not for Cause (as defined in the Scott Agreement) or a termination for Good Reason (as defined in the Scott Agreement) (together, a “qualifying termination”).

In addition, Mr. Scott will receive a transition cash award of $2,490,000 (the “Scott Transition Cash Award”) payable by December 30, 2011, provided he remains employed with HP through December 15, 2011 and subject to his execution of a general release of claims prior to the payment date. If Mr. Scott’s employment with HP is terminated prior to December 15, 2011, and such termination is a qualifying termination, he will receive the full Scott Transition Cash Award, subject to the execution of a release. The Scott Transition Cash Award is in lieu of any cash severance Mr. Scott might otherwise be entitled to receive under the Scott Agreement. In the event of any termination (whether by Mr. Scott or by HP, but other than by HP for cause) after December 15, 2011, or on a qualifying termination prior to December 15, 2011, Mr. Scott would be entitled to continued medical benefits as provided in the Scott Agreement.

In connection with the HP Offer and HP Merger, HP has agreed to assume the Scott Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Scott have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Scott Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Scott has acknowledged that his new position with HP and the payment of his Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of the Scott Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Scott Assumption Agreement, 100% of Mr. Scott’s Assumed RSUs and his August 5, 2008 stock option grant will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Scott Employment Agreement

Pursuant to the terms of the Scott Agreement, Mr. Scott receives an annual base salary subject to annual review by the board’s Compensation Committee (the “Committee”) for possible adjustments in light of Mr. Scott’s performance and competitive data. In addition to the equity compensation awards that he has already received, Mr. Scott will be eligible to receive equity awards from 3PAR on a periodic basis consistent with 3PAR’s normal compensation practices.

Under the terms of the Scott Agreement, Mr. Scott has agreed that for one-year following his termination of employment with 3PAR for any reason, Mr. Scott’s right to receive and retain the severance payments and benefits set forth in the Scott Agreement is conditioned upon Mr. Scott neither directly nor indirectly soliciting, inducing, recruiting or encouraging an employee to leave his or her employment either for Mr. Scott or for any other entity or person with which or for whom Mr. Scott has a business relationship.

Mr. Scott’s employment may be terminated for any reason, with the benefits due to him (if any) dependent on the circumstances of the termination, as discussed below.

Voluntary Resignation other than for Good Reason; Termination for Cause

If Mr. Scott voluntarily terminates his employment (and such resignation is not a “Voluntary Termination for Good Reason” (as the definition of such term has been amended in the Scott Assumption Agreement)), or if Mr. Scott is terminated for “Cause” (as such term is defined in the Scott Agreement), then Mr. Scott will not be entitled to receive severance or other benefits except for those (if any) as may then be established under 3PAR’s then existing severance and benefits plans or pursuant to other written agreements with 3PAR, except as described under the HP Scott Offer Letter.

Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason Outside of Change of Control Period; Termination Due to Death or Disability

If Mr. Scott’s employment with 3PAR terminates (i) as a result of Mr. Scott’s “Disability” (as such term is defined in the Scott Agreement), (ii) due to his death, (iii) involuntarily by 3PAR for any reason other than for Cause and such termination is not within 18 months following a Change of Control (the “Change of Control Period”), or (iv) due to a Voluntary Termination for Good Reason outside of the Change of Control Period, then, subject to Mr. Scott (or his estate or personal representative) entering into and not revoking a standard form of release of claims with 3PAR within 30 days following his termination and subject to his continued compliance with the non-solicitation provisions of the Scott Agreement (except in the case of death), the Scott Agreement as modified by the HP Scott Offer Letter will provide Mr. Scott with the following benefits upon such termination:

•	Any stock option, restricted stock or other 3PAR equity compensation held by Mr. Scott will receive one-year’s accelerated vesting; and

•

3PAR-paid group health, dental, vision and life insurance coverage for Mr. Scott (and Mr. Scott’s dependents if the coverage prior to the termination included any dependents) at the same level of coverage as was provided to Mr. Scott immediately prior to the termination and at the same ratio of 3PAR premium payment to his premium payment as was in effect immediately prior to the termination for a period of one-year, or less if Mr. Scott and his dependents become eligible for comparable coverage through another employer.

The Scott Agreement also provided for a cash severance payment of 300% of Mr. Scott’s base salary upon the above terminations, but this provision has been superseded by the Scott Transition Cash Award provided under the HP Scott Offer Letter.

Involuntary Termination Other than for Cause, Death or Disability; Voluntary Termination for Good Reason During Change of Control Period

If, during the Change of Control Period, Mr. Scott’s employment is terminated (i) involuntarily by 3PAR other than for Cause, death or Disability, or (ii) due to a Voluntary Termination for Good Reason, then subject to Mr. Scott entering into and not revoking a standard form of release of claims with 3PAR within 30 days following his termination and subject to his continued compliance with the non-solicitation provisions of the Scott Agreement, the Scott Agreement as modified by the HP Scott Offer Letter will provide Mr. Scott with the following benefits:

•	100% of the unvested portion of any stock option, restricted stock or other 3PAR equity compensation held by Mr. Scott will automatically be accelerated in full so as to become completely vested; and

•

3PAR-paid group health, dental, vision and life insurance coverage for Mr. Scott (and Mr. Scott’s dependents if the coverage prior to the termination included any dependents) at the same level of coverage as was provided to Mr. Scott immediately prior to the Change of Control and at the same ratio of 3PAR premium payment to his premium payment as was in effect immediately prior to the Change of Control for a period of one-year, or less if Mr. Scott and his dependents become eligible for comparable coverage through another employer.

The Scott Agreement also provided for a cash severance payment of 300% of Mr. Scott’s base salary upon the above terminations, but this provision has been superseded by the Scott Transition Cash Award provided under the HP Scott Offer Letter.

The Appointment Time will constitute a Change of Control under the Scott Agreement.

Golden Parachute Excise Taxes

In the event the benefits provided for in the Scott Agreement or otherwise constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (“Section 280G”) and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), and the aggregate value of such parachute payments is less than 3.59 times Mr. Scott’s “base amount” within the meaning of Section 280G, then such benefits will be reduced to the extent necessary (but only to that extent) so that no portion of such benefits will be subject to the Excise Tax. Alternatively, if the aggregate value of such payments is equal to or greater than the product of 3.59 times Mr. Scott’s base amount, then Mr. Scott will receive a payment from 3PAR sufficient to pay the Excise Tax, plus an additional payment from 3PAR sufficient to pay the Excise Tax and the federal and state income and employment taxes arising from the payments made by 3PAR to Mr. Scott pursuant to this sentence (together, the “Excise Tax Gross-Up Payment”), with such Excise Tax Gross-Up Payment capped at a maximum of $1,000,000.

Employment Arrangements with Adriel G. Lares

3PAR previously entered into an offer letter with Adriel G. Lares on November 5, 2001 (the “3PAR Lares Offer Letter”) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Lares’ base salary is $260,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Lares also entered into a new offer letter with HP (the “HP Lares Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Lares Offer Letter, Mr. Lares will receive an annual base salary of $270,000 and his title will be Director, Finance. Mr. Lares’ current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Lares’ eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Lares will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Lares will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Mr. Lares’ unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Lares Offer Letter, any unvested portion of these awards will vest on January 31, 2012 if Mr. Lares’ remains employed with HP through January 31, 2012, or will vest earlier upon his termination of employment by HP not for Cause or a termination for Good Reason (each as defined in Mr. Lares’ Management Retention Agreement, as modified by the Lares Assumption Agreement) (together, a “qualifying termination”).

In addition, Mr. Lares will receive a transition cash award of $297,000 (the “Lares Transition Cash Award”) to be paid within 30 days after January 31, 2012, provided he remains employed with HP through that date and subject to his execution of a general release of claims prior to the payment date. If Mr. Lares’ employment with HP is terminated prior to February 1, 2012, and such termination is a qualifying termination, he will receive the full Lares Transition Cash Award, subject to the execution of a release. The Lares Transition Cash Award is in lieu of any cash severance Mr. Lares might otherwise be entitled to receive under his Management Retention Agreement. In the event of any termination (whether by Mr. Lares or by HP, but other than by HP for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, Mr. Lares would be entitled to continued medical benefits as provided in his Management Retention Agreement.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Lares’ Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Lares have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Lares Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Lares has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Lares Assumption Agreement, 100% of Mr. Lares’ outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Jeffrey A. Price

3PAR previously entered into an offer letter with Jeffrey A. Price on April 19, 1999 (the “3PAR Price Offer Letter”) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Price’s base salary is $264,000 and he has a target incentive bonus of 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Price also entered into a new offer letter with HP (the “HP Price Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Price Offer Letter, Mr. Price will receive an annual base salary of $275,000 and his title will be VP, Storage Architect. Mr. Price’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Price’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Price will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Price will have a FY11 target bonus opportunity of 55% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Price will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,375,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Price in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $343,750. All of Mr. Price’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Price’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Price have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Price Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Price has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Price Assumption Agreement, 100% of Mr. Price’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Ashok Singhal

3PAR previously entered into an offer letter with Ashok Singhal on April 19, 1999 (the “3PAR Singhal Offer Letter”) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Singhal’s base salary is $250,000 and he has a target incentive bonus of 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Singhal also entered into a new offer letter with HP (the “HP Singhal Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Singhal Offer Letter, Mr. Singhal will receive an annual base salary of $275,000 and his title will be VP, Storage Architect. Mr. Singhal’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Singhal’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Singhal will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Singhal will have a FY11 target bonus opportunity of 55% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Singhal will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,375,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Singhal in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $343,750. All of Mr. Singhal’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Singhal’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Singhal have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Singhal Assumption Agreement”) which will become effective as of and contingent upon the Appointment Time. Mr. Singhal has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Singhal Assumption Agreement, 100% of Mr. Singhal’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Peter Slocum

3PAR previously entered into an offer letter with Peter Slocum on April 15, 2009 (the “3PAR Slocum Offer Letter”) and a Management Retention Agreement (described below) on April 21, 2009. For fiscal 2011, Mr. Slocum’s base salary is $230,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Slocum also entered into a new offer letter with HP (the “HP Slocum Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Slocum Offer Letter, Mr. Slocum will receive an annual base salary of $265,000 and his title will be VP, Engineering. Mr. Slocum’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Slocum’s eligible earnings for that period (the “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Slocum will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Slocum will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Slocum will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,325,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Slocum in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $159,000. All of Mr. Slocum’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Slocum’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Slocum have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Slocum Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Slocum has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Slocum Assumption Agreement, 100% of Mr. Slocum’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Randall J. Weigel

3PAR previously entered into an offer letter with Randall J. Weigel on July 25, 2007, as amended on July 26, 2007, and as further amended on May 1, 2009 (the “3PAR Weigel Offer Letter”) and a Management Retention Agreement (described below) on May 1, 2009. For fiscal 2011, Mr. Weigel’s base salary is $250,000 and he is eligible to participate in 3PAR’s sales incentive plan with a target sales incentive of $180,000. Mr. Weigel also entered into a new offer letter with HP (the “HP Weigel Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Weigel Offer Letter, Mr. Weigel will receive an annual base salary of $250,000 and his title will be VP, Global Sales. Mr. Weigel’s current 3PAR sales incentive will be paid after the end of April 2011, and he will be given sales credit through April 2011 against his 3PAR quota period normally ending in March 2011 (the “Pro-Rata Bonus”). Beginning May 1, 2011, Mr. Weigel will be eligible to participate in a HP sales incentive program with a full-year sales incentive target of $180,000, which will be prorated during the first year to reflect HP’s fiscal year ending October 31, 2011. Mr. Weigel will also be eligible to receive a one-time long-term performance cash award in an amount up to $1,000,000 to be paid out over two years (up to $500,000 per year) to the extent that certain 3PAR sales objectives have been met (the “Cash Award”). Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Weigel in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $150,000. All of Mr. Weigel’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Weigel’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Weigel have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Weigel Assumption Agreement”) which will become effective as of and contingent upon the Appointment Time. Mr. Weigel has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Weigel Assumption Agreement, 100% of Mr. Weigel’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Russell Walther

3PAR previously entered into an offer letter with Russell Walther on July 27, 2009 (the “3PAR Walther Offer Letter”) and a Management Retention Agreement (described below) on June 30, 2009. For fiscal 2011, Mr. Walther’s base salary is $260,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Walther also entered into a new offer letter with HP (the “HP Walther Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Walther Offer Letter, Mr. Walther will receive an annual base salary of $270,000 and his title will be VP, Customer Services. Mr. Walther’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Walther’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Walther will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Walther will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Walther will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,350,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Walther in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $162,000. All of Mr. Walther’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Walther’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Walther have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Walther Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Walther has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Walther Assumption Agreement, 100% of Mr. Walther’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Craig S. Nunes

3PAR previously entered into an offer letter with Craig S. Nunes on June 19, 2000 (the “3PAR Nunes Offer Letter”) and an Amended and Restated Management Retention Agreement (described below) on December 19, 2008. For fiscal 2011, Mr. Nunes’ base salary is $230,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Nunes also entered into a new offer letter with HP (the “HP Nunes Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Nunes Offer Letter, Mr. Nunes will receive an annual base salary of $240,000 and his title will be Director, Storage Marketing. Mr. Nunes’ current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Nunes’ eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Nunes will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Nunes will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Nunes will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $480,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Nunes in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $144,000. All of Mr. Nunes’ unvested 3PAR equity will be assumed as discussed above. In addition, Mr. Nunes will be eligible to receive a special cash retention bonus in the amount of $240,000, payable in two equal installments as of 12 months and 24 months after the close of the HP Merger, provided that Mr. Nunes remains actively employed by HP and in good standing as of such dates. If Mr. Nunes is terminated by HP without Cause (as defined in the HP Nunes Offer Letter) before the date that is 24 months following the close of the HP Merger, Mr. Nunes will be eligible to receive any then-unpaid portion of the cash retention bonus, subject to the execution of a release.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Nunes’ Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Nunes have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Nunes Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Nunes has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Nunes Assumption Agreement, 100% of Mr. Nunes’ outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Stephen F. Crimi

3PAR previously entered into an offer letter with Stephen F. Crimi on October 2, 2002 (the “3PAR Crimi Offer Letter”) and an Amended and Restated Management Retention Agreement (described below) on December 19, 2008. For fiscal 2011, Mr. Crimi’s base salary is $230,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Crimi also entered into a new offer letter with HP (the “HP Crimi Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Crimi Offer Letter, Mr. Crimi will receive an annual base salary of $250,000 and his title will be Director, Business Development and Alliances. Mr. Crimi’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Crimi’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Crimi will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Crimi will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Crimi will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $500,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Crimi in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $150,000. All of Mr. Crimi’s unvested 3PAR equity will be assumed as discussed above. In addition, Mr. Crimi will be eligible to receive a special cash retention bonus in the amount of $250,000, payable in two equal installments as of 12 months and 24 months after the close of the HP Merger, provided that Mr. Crimi remains actively employed by HP and in good standing as of such dates. If Mr. Crimi is terminated by HP without Cause (as defined in the HP Crimi Offer Letter) before the date that is 24 months following the close of the HP Merger, Mr. Crimi will be eligible to receive any then-unpaid portion of the cash retention bonus, subject to the execution of a release.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Crimi’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Crimi have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Crimi Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Crimi has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Crimi Assumption Agreement, 100% of Mr. Crimi’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Randall T. Gast

        3PAR previously entered into an offer letter with Randall T. Gast on March 31, 2006 (the “3PAR Gast Offer Letter”) and an Amended and Restated Management Retention Agreement (described below) on December 19, 2008. For fiscal 2011, Mr. Gast’s base salary is $240,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Gast also entered into a new offer letter with HP (the “HP Gast Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Gast Offer Letter, Mr. Gast will receive an annual base salary of $265,000 and his title will be VP, Operations. Mr. Gast’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Gast’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Gast will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Gast will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target. Mr. Gast will receive a grant of HP restricted stock units with an aggregate value (at the date of grant) of $1,325,000 that will be scheduled to vest ratably over three years. Beginning with HP’s FY12 annual grant cycle, HP expects to make a grant to Mr. Gast in December of 2011 of HP performance-based restricted units, on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $159,000. All of Mr. Gast’s unvested 3PAR equity will be assumed as discussed above.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Gast’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Mr. Gast have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Gast Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Gast has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Gast Assumption Agreement, 100% of Mr. Gast’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Alastair A. Short

3PAR previously entered into an offer letter with Alastair A. Short, amended on December 19, 2008 (the “3PAR Short Offer Letter”) (pursuant to which he was entitled to severance equal to 6 months’ base salary upon any termination by 3PAR other than for cause) and a Management Retention Agreement (described below) as amended and restated on December 19, 2008. For fiscal 2011, Mr. Short’s base salary is $250,000 and his target incentive bonus is 45% of his base salary to be earned based on the achievement of certain performance objectives. Mr. Short also entered into a new offer letter with HP (the “HP Short Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Short Offer Letter, Mr. Short will receive an annual base salary of $260,000 and his title will be Director, Legal. Mr. Short’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Mr. Short’s eligible earnings for that period (his “Pro-Rata Bonus”). Beginning February 1, 2011, Mr. Short will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Mr. Short will have a FY11 target bonus opportunity of 40% of his eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Mr. Short’s unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Short Offer Letter, all of Mr. Short’s unvested stock options will vest effective as of the Closing Date and be cashed out on the same terms applicable to other Vested Company Options (however, such vesting will only apply to Mr. Short’s Company Options and will not apply to any of his Assumed RSUs). Mr. Short’s Assumed RSUs will vest on January 31, 2012 if Mr. Short remains employed with HP through January 31, 2012, or will vest earlier upon his termination of employment by HP not for Cause or a termination for Good Reason (each as defined in Mr. Short’s Management Retention Agreement, as modified by the Short Assumption Agreement) (together, a “qualifying termination”).

In addition, Mr. Short will receive a transition cash award of $546,000 (the “Short Transition Cash Award”) to be paid within 30 days after January 31, 2012, provided he remains employed with HP through January 31, 2012 and subject to his execution of a general release of claims prior to the payment date. If Mr. Short’s employment with HP is terminated prior to February 1, 2012, and such termination is a qualifying termination, he will receive the full Short Transition Cash Award, subject to the execution of a release. The Short Transition Cash Award is in lieu of any cash severance Mr. Short might otherwise be entitled to receive under his 3PAR Short Offer Letter or Management Retention Agreement. In the event of any termination (whether by Mr. Short or by HP, but other than by HP for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, Mr. Short would be entitled to continued medical benefits as provided in his Management Retention Agreement.

Pursuant to the terms of the HP Short Offer Letter, if Mr. Short decides to relocate, HP will reimburse Mr. Short for travel expenses up to $2,000 per month, provided that he spends at least 10 days per month either in HP’s Palo Alto office or 3PAR’s Fremont office.

In connection with the HP Offer and HP Merger, HP has agreed to assume Mr. Short’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and his 3PAR Short Offer Letter and HP and Mr. Short have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Short Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Mr. Short has acknowledged that his new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of his Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Short Assumption Agreement, 100% of Mr. Short’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for his current equity awards.

Employment Arrangements with Jeannette Robinson

3PAR previously entered into an offer letter with Jeannette Robinson on December 30, 2000, as amended January 18, 2001 and as amended on January 22, 2001 (the “3PAR Robinson Offer Letter”) and a Management Retention Agreement (described below) dated March 30, 2001, and as amended December 19, 2008. For fiscal 2011, Ms. Robinson’s base salary is $210,000 and her target incentive bonus is 45% of her base salary to be earned based on the achievement of certain performance objectives. Ms. Robinson also entered into a new offer letter with HP (the “HP Robinson Offer Letter”), as described below, to become effective upon the closing of the HP Merger.

Under the terms of the HP Robinson Offer Letter, Ms. Robinson will receive an annual base salary of $220,000 and her title will be Director, Human Resources. Ms. Robinson’s current 3PAR bonus will be paid on a pro-rata basis in February 2011, for the period April 1, 2010 through January 31, 2011, based on 3PAR’s accrual rate on the Closing Date and Ms. Robinson’s eligible earnings for that period (her “Pro-Rata Bonus”). Beginning February 1, 2011, Ms. Robinson will be eligible to participate in HP’s Pay-for-Results Plan, pursuant to which Ms. Robinson will have a FY11 target bonus opportunity of 40% of her eligible earnings, with a maximum bonus opportunity equal to three times target.

All of Ms. Robinson’s unvested 3PAR equity will be assumed as discussed above, and, pursuant to the HP Robinson Offer Letter, any unvested portion of these awards will vest on January 31, 2012 if Ms. Robinson remains employed by HP through January 31, 2012, or will vest earlier upon her termination of employment by HP not for Cause or a termination for Good Reason (each as defined in Ms. Robinson’s Management Retention Agreement, as modified by the Robinson Assumption Agreement) (together, a “qualifying termination”).

In addition, Ms. Robinson will receive a transition cash award of $242,000 (the “Robinson Transition Cash Award”) to be paid within 30 days after January 31, 2012, provided she remains employed by HP through that date and subject to her execution of a general release of claims prior to the payment date. If Ms. Robinson’s employment with HP is terminated prior to February 1, 2012, and such termination is a qualifying termination, she will receive the full Robinson Transition Cash Award, subject to the execution of a release. The Robinson Transition Cash Award is in lieu of any cash severance Ms. Robinson might otherwise be entitled to receive under her Management Retention Agreement. In the event of any termination (whether by Ms. Robinson or by HP, but other than by HP for cause) after February 1, 2012, or on a qualifying termination prior to February 1, 2012, Ms. Robinson would be entitled to continued medical benefits as provided in his Management Retention Agreement.

In connection with the HP Offer and HP Merger, HP has agreed to assume Ms. Robinson’s Management Retention Agreement as of the Appointment Time with certain modifications (as discussed below) and HP and Ms. Robinson have entered into an Amendment, Assumption and Acknowledgment Agreement to this effect (the “Robinson Assumption Agreement”), which will become effective as of and contingent upon the Appointment Time. Ms. Robinson has acknowledged that her new position with HP and the payment of the Pro-Rata Bonus will not constitute grounds for a “Voluntary Termination for Good Reason” for purposes of her Management Retention Agreement and also has agreed to a new definition of “Good Reason”. Pursuant to the terms of the Robinson Assumption Agreement, 100% of Ms. Robinson’s outstanding Assumed RSUs and Assumed Options will vest upon a qualifying termination if such termination occurs at any point during the remaining vesting period for her current equity awards.

Management Retention Agreements

3PAR has entered into a Management Retention Agreement with each of Adriel G. Lares, Jeffrey A. Price, Ashok Singhal, Peter Slocum, Randall J. Weigel, Rusty Walther, Craig S. Nunes, Stephen F. Crimi, Randall T. Gast, Alastair A. Short and Jeannette Robinson (each an “Executive” and together, the “Executives”).

Under the terms of each Management Retention Agreement, and in consideration for the severance benefits the Executive will receive pursuant to the Management Retention Agreement (if any), each Executive has agreed that he or she will not, for a period of one-year following his or her termination date, directly or indirectly solicit any individuals to leave 3PAR’s (or any of its subsidiaries’) employ for any reason or interfere in any other manner with the employment relationships at the time existing between 3PAR (or any of its subsidiaries) and its current or prospective employees.

Each Executive’s employment may be terminated for any reason, with the benefits due to him or her dependent on the circumstances of the termination, as discussed below.

Voluntary Resignation other than a Voluntary Termination for Good Reason; Disability; Death; Termination Apart from Change of Control; Termination for Cause

If an Executive’s employment terminates due to (i) the Executive’s voluntary resignation (and is not a “Voluntary Termination for Good Reason” (as such term is defined in the Management Retention Agreement)), (ii) Executive’s “Disability” (as such term is defined in the Management Retention Agreement), (iii) Executive’s death, (iv) a termination for any reason, either prior to the occurrence of a “Change of Control” (as defined in the Management Retention Agreement) or after the 12-month period following a Change of Control, or (v) a termination for “Cause” (as defined in the Management Retention Agreement) then the Executive will not be entitled to receive severance or other benefits except for those (if any) as may then be established under 3PAR’s then existing severance and benefits plans or pursuant to other written agreements with 3PAR. If the Executive is terminated for Cause, then the Executive will not be entitled to receive severance or other benefits.

Change of Control Severance Benefits—Involuntary Termination other than for Cause, Death or Disability or Voluntary Termination for Good Reason Following a Change of Control

If, within 12 months following a Change of Control, the Executive’s employment is terminated (i) involuntarily by 3PAR other than for Cause, death or Disability or (ii) by the Executive pursuant to a Voluntary Termination for Good Reason, then, subject to the Executive entering into and not revoking a mutual form of release of claims with 3PAR and subject to his or her continued compliance with the non-solicitation provisions of the Management Retention Agreement, each Executive will be entitled to receive the following:

•

50% of his or her annual base salary at the rate in effect immediately preceding the Executive’s termination, payable in a lump sum (or 100% of his base salary in the case of Mr. Short; however, entitlement to this payment has been superseded by the Short Transition Cash Award as described above);

•

50% of the unvested portion of any stock option, restricted stock or other 3PAR equity compensation held by the Executive will automatically be accelerated in full so as to become completely vested, or, if the Executive has exercised his or her early exercise rights with respect to any stock option, then 50% of the unreleased portion of the stock option shall automatically be released from 3PAR’s repurchase option (or 100% of the unvested or unreleased portion in the case of Mr. Short); and

•

3PAR-paid health, dental, vision, long-term disability and life insurance coverage for each Executive (and his or her dependents if the coverage prior to the termination included any dependents) at the same level of coverage as was provided to the Executive immediately prior to the Change of Control and at the same ratio of 3PAR premium payment to Executive premium payment as was in effect immediately prior to the Change of Control for a period of one-year, or less if the Executive and his or her dependents become eligible for comparable coverage through another employer.

The Appointment Time will constitute a Change of Control under each Management Retention Agreement.

Standard HP Employment Agreements

As part of the offer letter acceptance process, all 3PAR employees and executives who join HP would be expected to execute certain other documents applicable to all new hires, including the HP Agreement Regarding Confidential Information and Proprietary Developments and the HP Letter of Assurance, certifying that the individual is not subject to any restrictions on his or her employment as a result of agreements made with any previous employer (other than 3PAR).

Section (b) under Item 3 of the Schedule 14D-9 is hereby amended and restated as follows:

(b) Potential Payments upon a Termination In Connection with a Change of Control.

The following table sets forth the approximate payments and/or benefits that would be owed to each of 3PAR’s executive officers upon a qualifying termination of employment in connection with the HP Offer, assuming that the HP Offer is completed at the Offer Price of $33.00 per share of Common Stock and the termination of employment took place on August 31, 2010.

Name	Benefit Type	Payment Upon the Appointment Time	Payment in the Case of a Qualifying Termination
David C. Scott	Cash Payment (1)	—	$2,490,000
	Value of Continued Employee Benefits (2)	—	$20,502
	Value of Equity Award Acceleration (3)	—	$12,440,215
	Excise Tax Gross-Up Payment (4)	—	$1,000,000
	Total Value:	—	$15,950,717

Adriel G. Lares	Cash Payment (1)	—	$297,000
	Value of Continued Employee Benefits (5)	—	$6,768
	Value of Equity Award Acceleration (3)	—	$5,349,051
	Total Value:	—	$5,652,819

Jeffrey A. Price	Severance (6)	—	$137,500
	Value of Continued Employee Benefits (5)	—	$26,996
	Value of Equity Award Acceleration (3)	—	$4,572,605
	Total Value:	—	$4,737,101

Ashok Singhal	Severance (6)	—	$137,500
	Value of Continued Employee Benefits (5)	—	$680
	Value of Equity Award Acceleration (3)	—	$4,589,456
	Total Value:	—	$4,727,636

Peter Slocum	Severance (6)	—	$132,500
	Value of Continued Employee Benefits (5)	—	$26,947
	Value of Equity Award Acceleration (3)	—	$5,362,800
	Total Value:	—	$5,522,247

Randall J. Weigel	Severance (6)	—	$125,000
	Value of Continued Employee Benefits (5)	—	$20,627
	Value of Equity Award Acceleration (3)	—	$5,826,171
	Total Value:	—	$5,971,798

Russell Walther	Severance (6)	—	$135,000
	Value of Continued Employee Benefits (5)	—	$20,436
	Value of Equity Award Acceleration (3)	—	$5,386,800
	Total Value:	—	$5,542,236

Craig S. Nunes	Severance (6)	—	$120,000
	Value of Continued Employee Benefits (5)	—	$20,613
	Value of Equity Award Acceleration (3)	—	$4,090,634
	Value of Special Cash Retention Bonus (7)	—	$240,000
	Total Value:	—	$4,471,247

Stephen F. Crimi	Severance (6)	—	$125,000
	Value of Continued Employee Benefits (5)	—	$20,613
	Value of Equity Award Acceleration (3)	—	$3,753,750
	Value of Special Cash Retention Bonus (7)	—	$250,000
	Total Value:	—	$4,149,363

Randall T. Gast	Severance (6)	—	$132,500
	Value of Continued Employee Benefits (3)	—	$20,627
	Value of Equity Award Acceleration (4)	—	$3,473,200
	Total Value:	—	$3,626,327

Alastair A. Short	Cash Payment (1)	—	$546,000
	Value of Continued Employee Benefits (5)	—	$20,642
	Value of Equity Award Acceleration (3)	—	$4,235,100
	Total Value:	—	$4,801,742

Jeannette Robinson	Cash Payment (1)	—	$242,000
	Value of Continued Employee Benefits (5)	—	$14,233
	Value of Equity Award Acceleration (3)	—	$3,836,250
	Total Value:	—	$4,092,483

(1)	Represents payment of the transition cash award, as outlined and described above.
(2)	Includes 3PAR-paid health, dental, vision, and life insurance coverage for a period of 12 months, as outlined and described above.
(3)	Represents the value of equity awards that would accelerate upon the Closing Date and/or upon a qualifying termination following the expiration of the HP Offer, as outlined and described above.
(4)	Represents the maximum additional payments to which Mr. Scott could be entitled pursuant to the Scott Agreement to compensate for excise taxes that would be due pursuant to Code Section 280G as a result of Mr. Scott’s change of control benefits equaling or exceeding 3.59 times his “base amount” as defined in Code Section 280G, as outlined and described above.
(5)	Includes 3PAR-paid health, dental, vision, long-term disability and life insurance coverage for a period of 12 months, as outlined and described above.
(6)	Represents severance payments pursuant to the individual’s Management Retention Agreement.
(7)	Represents payment of the special cash retention bonus, as outlined and described above.

Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. 3PAR’s certificate of incorporation provides for the indemnification of 3PAR’s directors to the fullest extent permissible under the DGCL. Consequently, no director will be personally liable to 3PAR or its stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to 3PAR or its stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

In addition, 3PAR’s certificate of incorporation provides that 3PAR is required to indemnify its directors and 3PAR’s bylaws provide that 3PAR is required to indemnify its directors, officers, employees and agents, in each case to the fullest extent permitted by the DGCL. 3PAR’s bylaws also provide that 3PAR shall advance expenses incurred by a director, officer, employee or agent in advance of the final disposition of any action or proceeding, and permit 3PAR to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether 3PAR would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. 3PAR’s certificate of incorporation provides for the indemnification of 3PAR’s directors to the fullest extent permissible under the DGCL. Consequently, no director will be personally liable to 3PAR or its stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to 3PAR or its stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

In addition, 3PAR’s certificate of incorporation provides that 3PAR is required to indemnify its directors and 3PAR’s bylaws provide that 3PAR is required to indemnify its directors, officers, employees and agents, in each case to the fullest extent permitted by the DGCL. 3PAR’s bylaws also provide that 3PAR shall advance expenses incurred by a director, officer, employee or agent in advance of the final disposition of any action or proceeding, and permit 3PAR to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether 3PAR would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

3PAR has entered into agreements to indemnify its directors, officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between 3PAR and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference. 3PAR also maintains directors’ and officers’ liability insurance that insures 3PAR’s directors and officers against certain losses and insures 3PAR with respect to its obligations to indemnify its directors and officers.

The HP Executed Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill in all respects the obligations of 3PAR and its subsidiaries under any indemnification agreements between 3PAR or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of 3PAR or any of its subsidiaries prior to the Appointment Time (the “Indemnified Persons”). In addition, until the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will indemnify each Indemnified Person in respect of acts or omissions in such Indemnified Person’s capacity as a director, officer, employee or agent of 3PAR or any of its subsidiaries or any of the transactions contemplated by the HP Executed Merger Agreement.

Furthermore, until the sixth anniversary of the Effective Time, the surviving corporation in the HP Merger (the “Surviving Corporation”) will maintain in effect 3PAR’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, provided that in satisfying such obligations, HP and the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by 3PAR for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed such amount, HP and the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

Prior to the Effective Time, 3PAR may purchase a six-year “tail” or runoff policy under 3PAR’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies, provided that the aggregate cost for such “tail” or runoff policy does not exceed 500% of the current annual premiums paid by 3PAR for directors’ and officers’ and fiduciary liability insurance policies.

Representation on 3PAR’s Board of Directors. The HP Executed Merger Agreement provides that, effective upon the Appointment Time, HP will be entitled to designate a number of directors, rounded up to the next whole number, on the board of directors equal to the product of the total number of directors on the board of directors (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by HP and/or Purchaser following such purchase bears to the total number of Shares outstanding, and 3PAR will cause HP’s designees to be elected or appointed as directors of 3PAR, including by increasing the size of the board of directors and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, at least three of 3PAR’s current directors who are not employees of 3PAR and who are not officers, directors, employees, or designees of HP or Purchaser or any of their affiliates shall remain members of the board of directors until the Effective Time in accordance with the terms of the HP Executed Merger Agreement.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(e)(39)	Offer letter from Hewlett-Packard Company to Steve Crimi, dated September 15, 2010 (incorporated by reference to Exhibit (d)(19) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(40)	Offer letter from Hewlett-Packard Company to Randy Gast, dated September 15, 2010 (incorporated by reference to Exhibit (d)(20) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(41)	Offer letter from Hewlett-Packard Company to Adriel Lares, dated September 15, 2010 (incorporated by reference to Exhibit (d)(21) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(42)	Offer letter from Hewlett-Packard Company to Craig Nunes, dated September 15, 2010 (incorporated by reference to Exhibit (d)(22) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(43)	Offer letter from Hewlett-Packard Company to Jeffrey Price, dated September 15, 2010 (incorporated by reference to Exhibit (d)(23) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(44)	Offer letter from Hewlett-Packard Company to Jeannette Robinson, dated September 15, 2010 (incorporated by reference to Exhibit (d)(24) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(45)	Offer letter from Hewlett-Packard Company to David Scott, dated September 20, 2010 (incorporated by reference to Exhibit (d)(25) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(46)	Offer letter from Hewlett-Packard Company to Alastair Short, dated September 15, 2010 (incorporated by reference to Exhibit (d)(26) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(47)	Offer letter from Hewlett-Packard Company to Ashok Singhal, dated September 15, 2010 (incorporated by reference to Exhibit (d)(27) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(48)	Offer letter from Hewlett-Packard Company to Peter Slocum, dated September 15, 2010 (incorporated by reference to Exhibit (d)(28) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(49)	Offer letter from Hewlett-Packard Company to Rusty Walther, dated September 15, 2010 (incorporated by reference to Exhibit (d)(29) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(50)	Offer letter from Hewlett-Packard Company to Randall Weigel, dated September 15, 2010 (incorporated by reference to Exhibit (d)(30) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(51)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Steve Crimi, dated September 15, 2010 (incorporated by reference to Exhibit (d)(31) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(52)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Randy Gast, dated September 15, 2010 (incorporated by reference to Exhibit (d)(32) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(53)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Adriel Lares, dated September 15, 2010 (incorporated by reference to Exhibit (d)(33) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

Exhibit Number	Description

(e)(54)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Craig Nunes, dated September 15, 2010 (incorporated by reference to Exhibit (d)(34) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(55)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Jeffrey Price, dated September 15, 2010 (incorporated by reference to Exhibit (d)(35) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(56)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Jeannette Robinson, dated September 15, 2010 (incorporated by reference to Exhibit (d)(36) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(57)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and David Scott, dated September 20, 2010 (incorporated by reference to Exhibit (d)(37) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(58)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Alastair Short, dated September 15, 2010 (incorporated by reference to Exhibit (d)(38) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(59)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Ashok Singhal, dated September 15, 2010 (incorporated by reference to Exhibit (d)(39) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(60)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Peter Slocum, dated September 15, 2010 (incorporated by reference to Exhibit (d)(40) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(61)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Rusty Walther, dated September 15, 2010 (incorporated by reference to Exhibit (d)(41) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(62)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Randall Weigel, dated September 15, 2010 (incorporated by reference to Exhibit (d)(42) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/s/ DAVID C. SCOTT
David C. Scott
President and Chief Executive Officer

Dated: September 22, 2010

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(e)(39)	Offer letter from Hewlett-Packard Company to Steve Crimi, dated September 15, 2010 (incorporated by reference to Exhibit (d)(19) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(40)	Offer letter from Hewlett-Packard Company to Randy Gast, dated September 15, 2010 (incorporated by reference to Exhibit (d)(20) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(41)	Offer letter from Hewlett-Packard Company to Adriel Lares, dated September 15, 2010 (incorporated by reference to Exhibit (d)(21) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(42)	Offer letter from Hewlett-Packard Company to Craig Nunes, dated September 15, 2010 (incorporated by reference to Exhibit (d)(22) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(43)	Offer letter from Hewlett-Packard Company to Jeffrey Price, dated September 15, 2010 (incorporated by reference to Exhibit (d)(23) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(44)	Offer letter from Hewlett-Packard Company to Jeannette Robinson, dated September 15, 2010 (incorporated by reference to Exhibit (d)(24) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(45)	Offer letter from Hewlett-Packard Company to David Scott, dated September 20, 2010 (incorporated by reference to Exhibit (d)(25) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(46)	Offer letter from Hewlett-Packard Company to Alastair Short, dated September 15, 2010 (incorporated by reference to Exhibit (d)(26) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(47)	Offer letter from Hewlett-Packard Company to Ashok Singhal, dated September 15, 2010 (incorporated by reference to Exhibit (d)(27) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(48)	Offer letter from Hewlett-Packard Company to Peter Slocum, dated September 15, 2010 (incorporated by reference to Exhibit (d)(28) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(49)	Offer letter from Hewlett-Packard Company to Rusty Walther, dated September 15, 2010 (incorporated by reference to Exhibit (d)(29) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(50)	Offer letter from Hewlett-Packard Company to Randall Weigel, dated September 15, 2010 (incorporated by reference to Exhibit (d)(30) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(51)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Steve Crimi, dated September 15, 2010 (incorporated by reference to Exhibit (d)(31) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(52)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Randy Gast, dated September 15, 2010 (incorporated by reference to Exhibit (d)(32) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(53)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Adriel Lares, dated September 15, 2010 (incorporated by reference to Exhibit (d)(33) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

Exhibit Number	Description

(e)(54)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Craig Nunes, dated September 15, 2010 (incorporated by reference to Exhibit (d)(34) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(55)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Jeffrey Price, dated September 15, 2010 (incorporated by reference to Exhibit (d)(35) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(56)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Jeannette Robinson, dated September 15, 2010 (incorporated by reference to Exhibit (d)(36) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(57)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and David Scott, dated September 20, 2010 (incorporated by reference to Exhibit (d)(37) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(58)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Alastair Short, dated September 15, 2010 (incorporated by reference to Exhibit (d)(38) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(59)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Ashok Singhal, dated September 15, 2010 (incorporated by reference to Exhibit (d)(39) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(60)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Peter Slocum, dated September 15, 2010 (incorporated by reference to Exhibit (d)(40) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(61)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Rusty Walther, dated September 15, 2010 (incorporated by reference to Exhibit (d)(41) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)

(e)(62)	Amendment, Assumption and Acknowledgment Agreement among Hewlett-Packard Company, Rio Acquisition Corporation and Randall Weigel, dated September 15, 2010 (incorporated by reference to Exhibit (d)(42) to the Amendment No. 5 to Schedule TO filed with the SEC by Rio Acquisition Corporation and Hewlett-Packard Company on September 22, 2010)